UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87305R109

(CUSIP Number)

No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po,
New Territories, Hong Kong
Phone: +852 2660 1929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
James C. Lin, Esq.

Davis Polk & Wardwell LLP

c/o 18th Floor, The Hong Kong Club Building

3A Chater Road

Hong Kong

(852) 2533-3300

August 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Mr. TANG Hsiang Chien
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
	7	Sole Voting Power None
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 6,139,374 Shares
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 6,139,374 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,120,412 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) IN; HC

1	Names of Reporting Persons Su Sih (BVI) Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The British Virgin Islands
	7	Sole Voting Power 6,139,374 Shares
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power None
	9	Sole Dispositive Power 6,139,374 Shares
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,374 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.9%
14	Type of Reporting Person (See Instructions) CO; HC

Item 1.	Security and Issuer.

This Amendment No. 6 (the “Amendment”) amends the Schedule 13D filed on April 19, 2010, as amended by Amendment No. 5 to the Schedule 13D filed on March 1, 2017 (as amended, the “Prior Filing”) by the Reporting Persons relating to the common stock, par value $0.001 per share (the “Shares”), of TIM Technologies, Inc. (the “Company”) , a corporation organized under the laws of Delaware, whose corporate office is located at 1665 Scenic Avenue, Suite 250, Costa Mesa, California 92626. Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:

On August 13, 2018 (the “Relevant Date”), Su Sih (BVI) Limited (“Su Sih”) executed a sale of 3,622,500 Shares to J.P. Morgan Securities LLC in reliance on Rule 144 under the Act.

As a result of the transactions described herein, none of the Reporting Persons holds the Shares with any purpose, or with the effect, of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect.

As a result of the transactions described herein, Mr. TANG Hsiang Chien will cease to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 6 constitutes an exit filing for Mr. TANG Hsiang Chien.

Except as set forth in this Amendment, Mr. TANG Hsiang Chien and Su Sih (BVI) Limited have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of item 4 of Schedule 13D. Following the sale, Mr. TANG Hsiang Chien and Su Sih (BVI) Limited may from time to time review their investment and, subject to the approval of the other directors of Su Sih (BVI) Limited (as set forth in Schedule A to the Prior Filing), decide (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, or (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

The responses to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih (BVI) Limited are set forth on Schedule C hereto, which is incorporated herein by reference.

As of the Relevant Date following the sale of the Shares as described above, Su Sih (BVI) Limited beneficially owns 6,139,374 Shares. Through his 83.4% ownership interest in Su Sih (BVI) Limited, Mr. TANG Hsiang Chien is the beneficial owner of 5,120,412 of the Shares beneficially owned by Su Sih (BVI) Limited.

As set forth above, Mr. TANG Hsiang Chien will cease to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 6 constitutes an exit filing for Mr. TANG Hsiang Chien.

Pursuant to the Articles of Association of Su Sih (BVI) Limited, any acquisition by Su Sih (BVI) Limited of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih (BVI) Limited assets must be approved by all directors of Su Sih (BVI) Limited. As a result, all potential future dispositions of the Shares beneficially owned by Su Sih (BVI) Limited will require the approval of all of its directors. As of the Relevant Date, and as set forth in Schedule C hereto, the directors of Su Sih (BVI) Limited were executors appointed by Mr. Hsiang Tang, Mr. Henry Tang, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.

Except as disclosed in this Amendment, none of Mr. TANG Hsiang Chien or Su Sih (BVI) Limited, nor, to the best of their knowledge, any of the persons listed in Schedule C to the Prior Filing, beneficially own any Shares or have the right to acquire any Shares.

Except as disclosed in this Amendment, none of Mr. TANG Hsiang Chien or Su Sih (BVI) Limited, nor, to the best of their knowledge, any of the persons listed in Schedule C to the Prior Filing, presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Amendment, none of Mr. TANG Hsiang Chien or Su Sih (BVI) Limited, nor, to the best of their knowledge, any of the persons listed in Schedule C to the Prior Filing, have effected any transaction in the Shares during the past 60 days.

To the best knowledge of Mr. TANG Hsiang Chien and Su Sih (BVI) Limited, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

Schedules C and D attached to the Prior Filing shall be deleted in their entirety, and replaced with Schedule C attached to this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Filing is hereby amended and restated in its entirety as follows:

The Articles of Association of Su Sih (BVI) Limited require that any acquisition by Su Sih (BVI) Limited of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih (BVI) Limited assets must be approved by all of its directors. All potential future dispositions of the Shares beneficially owned by Su Sih (BVI) Limited will require the approval of all of its directors set forth in Schedule C hereto.

The Shareholders Agreement, dated as of April 9, 2010 and originally filed as Exhibit B to the Schedule 13D filed on April 19, 2010, was amended on September 14, 2012 (such Shareholders Agreement and amendment are attached as Exhibit A to the Prior Filing). The Shareholders Agreement has terminated automatically on August 27, 2017, i.e., the 181st day next following the time when the Tang Shareholders, Tang Siblings, and their affiliates (or any group containing one or more of them) collectively beneficially own Share representing less than 9.9% of the total voting power of the Company’s outstanding voting securities.

Except as described in this Amendment, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors of Su Sih (BVI) Limited listed on Schedule C, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares held by the Reporting Persons, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2018

TANG Hsiang Chien

By:	/s/ TANG Ying Yen, Henry
on behalf of TANG Hsiang Chien

Su Sih (BVI) Limited

By:	/s/ TANG Ying Yen, Henry
Name: TANG Ying Yen, Henry
Title: Director

SCHEDULE C

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih (BVI) Limited

	Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers
Mr. TANG Hsiang Chien	5,120,412	4.9%
Mr. TANG Ying Yen, Henry	1,018,962	1.0%
Mr. TANG Chung Yen, Tom	Nil	N/A
Ms. TANG Ying Ming, Mai	Nil	N/A

(1)	For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 103,674,563.